# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allakos Inc., CIK 0001564824
CUSIP: 01671P100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 825 INDUSTRIAL ROAD, SUITE 500, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0001214659-25-001762
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,693,687; sole dispositive power 0; shared dispositive power 8,693,687; aggregate amount beneficially owned 8,693,687 (9.6% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 90,203,245 shares of Common Stock outstanding as of March 5, 2025, as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on March 12, 2025.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 8,693,687; sole dispositive power 0; shared dispositive power 8,693,687; aggregate amount beneficially owned 8,693,687 (9.6% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,889,330; sole dispositive power 0; shared dispositive power 4,889,330; aggregate amount beneficially owned 4,889,330 (5.4% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,804,357; sole dispositive power 0; shared dispositive power 3,804,357; aggregate amount beneficially owned 3,804,357 (4.2% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Allakos Inc.
Address of issuer's principal executive offices: 825 INDUSTRIAL ROAD, SUITE 500, SAN CARLOS, California (CA), 94070
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on February 3, 2025. Items 2, 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Statement is voluntarily filed by TCM, a Delaware limited liability company that is the general partner of TCP and TCPI; Kevin Tang, a United States citizen; TCP, a Delaware limited partnership engaged in capital management; TCPI, a Delaware limited partnership engaged in capital management; Tang Capital Partners III, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP III"); Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP IV"); and Concentra Biosciences, LLC, a Delaware limited liability company ("Concentra" and, collectively with TCM, Kevin Tang, TCP, TCPI, TCP III and TCP IV, the "Reporting Persons").
Residence or business address: The address of TCM, Kevin Tang, TCP, TCPI and Concentra is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Present principal occupation or employment: Kevin Tang is the manager of TCM. Kevin Tang is the sole director and Chief Executive Officer of TCP III and TCP IV. Kevin Tang is the Chief Executive Officer of Concentra.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

Merger Agreement and Related Transactions:

On April 1, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Concentra and Concentra Merger Sub III, Inc., a wholly owned subsidiary of Concentra ("Merger Sub"). The Merger Agreement provides for, among other things, (i) the acquisition of all the Issuer's outstanding shares of Common Stock by Concentra through a cash tender offer (the "Offer") by Merger Sub, for a price per share of the Common Stock of $0.33 in cash, and (ii) the merger of Merger Sub with and into the Issuer (the "Merger") with the Issuer surviving the Merger.

Closing of the Offer is subject to certain conditions, including that the number of shares of Common Stock validly tendered equals at least one share more than 50% of all shares of Common Stock then issued and outstanding as of the expiration of the Offer, the Closing Net Cash (as defined in the Merger Agreement) shall be no less than $35.5 million, and other customary conditions. The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2025.

Guaranty:

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer's willingness to enter into the Merger Agreement, Tang Capital Partners, LP delivered to the Issuer a duly executed limited guaranty dated as of the date of the Merger Agreement, in favor of the Issuer, in respect of certain of Concentra and the Merger Sub's obligations arising under, or in connection with, the Merger Agreement. Certain obligations under the limited guaranty are subject to a cap of $30.6 million, which includes certain enforcement costs, under the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 8,693,687 shares of the Issuer's Common Stock, representing 9.6% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Common Shares that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on February 3, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Schedule A: Transactions during the past 60 days (as amended).
Exhibit 3: Agreement and Plan of Merger, dated April 1, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub III, Inc. and Allakos Inc. (filed as Exhibit 2.1 of the Issuer's Current Report filed on Form 8-K on April 2, 2025).

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (04/03/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (04/03/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (04/03/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (04/03/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (04/03/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (04/03/2025)
- CONCENTRA BIOSCIENCES, LLC: Kevin Tang, /s/ Chief Executive Officer (04/03/2025)